February 25, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Envall

Susan Block

Division of Corporate Finance

Office of Finance

Altimar Acquisition Corporation

Registration Statement on Form S-4

Filed January 4, 2021

File No. 333-251866

Ladies and Gentlemen:

On behalf of our client, Altimar Acquisition Corporation, a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 29, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions (“Amendment No. 1”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Selected Definitions, page 3

1.	Please revise to include Seller Earnout Securities, Seller Earnout Share and Seller Earnout Unit in your selected definitions.

Response to Comment 1

In response to the Staff’s comment, the Registrant has revised its disclosure on page 9 of Amendment No. 1.

Questions and Answers About this Business Combination, page 13

2.

Please revise this section to include a question that asks and answers the question, “What will Altimar Acquisition Corporation equity holders receive as a result of the business combination?” In this regard, please include in the question and answer section disclosure of the percent of Blue Owl that Altimar’s public stockholders will

Securities and Exchange Commission

February 25, 2021

own following the business combination. Please also discuss in this section the multi-class structure of Blue Owl common stock and how that will affect the concentration of voting power with the Owl Rock Principals and Dyal Principals. Please also add disclosure here that Blue Owl will be a controlled company following the business combination.

Response to Comment 2

In response to the Staff’s comment, the Registrant has revised its disclosure on page 14 of Amendment No. 1.

Q: What will Owl Rock Equityholders and Dyal Equityholders Receive, page 14

3.	Please clarify here that the cash consideration is coming from Altimar and proceeds from the proposed PIPE Investments.

Response to Comment 3

In response to the Staff’s comment, the Registrant has revised its disclosure on page 14 of Amendment No. 1.

Summary, page 27

4.	Please revise to provide the existing organizational and ownership structure of relevant Owl Rock and Dyal entities.

Response to Comment 4

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 30-31 of Amendment No. 1.

Simplified Post-Combination Blue Owl Structure, page 28

5. Please revise this chart to indicate the percentages of voting and economic interests each of the stakeholders will have in Blue Owl Capital Inc. following the closing.

Response to Comment 5

In response to the Staff’s comment, the Registrant has revised the chart on page 32 of the Amendment No. 1.

Owl Rock Funds, page 53

6.

We note your various disclosures that Blue Owl will acquire 15% of the carried interest, performance fees, and any other incentive-base allocations or fees arising in respect of all existing and future Owl Rock and Dyal funds, with certain exceptions. Please revise your disclosure at page 13 under “What is the Business Combination?” to briefly explain the carried interest. Please also revise your disclosures in the risk factor section and elsewhere, as appropriate, to indicate what this means in terms of future dividends or impact on the value of the shares your current shareholders will receive as part of this transaction.

Securities and Exchange Commission

February 25, 2021

Response to Comment 6

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 13 and 59 of Amendment No. 1.

Risk Factors Altimar’s shareholders will experience dilution, page 94

7.

Please clarify here, as you disclose on page 119, that Altimar’s public stockholders will own approximately 2% of the common stock of Blue Owl (assuming that no shares are elected to be redeemed), or advise.

Response to Comment 7

In response to the Staff’s comment, the Registrant has revised its disclosure on page 98 of Amendment No. 1 to align with the disclosure on page 123.

Explanatory Note Regarding the Business Combination Agreement, page 108

8.

We note your statement that the representations and warranties in the business combination agreement: “may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and some representations, warranties and covenants were qualified by the matters contained in the confidential disclosure letters that Altimar, Neuberger, Owl Rock Capital, Owl Rock Feeder and Owl Rock Capital Partners each delivered in connection with the Business Combination Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Business Combination Agreement.”

Please clarify that information in a business combination agreement filed as an exhibit to an S-4 is part of the disclosure document and may be subject to federal securities law liability.

Response to Comment 8

In response to the Staff’s comment, the Registrant has revised its disclosure on page 112 of Amendment No. 1.

Transaction Structure, page 123

9.

We note your disclosure on page 249 that carried interest in the Dyal Equity Funds and any related co-investment or secondary-transaction vehicles will not be part of Blue Owl. We also note disclosure in Note 3 Adjustment (a) on page 203 that removes certain investments and non-controlling interests from Dyal since they are not part of the acquisition of Dyal. Please revise this section and other sections that discuss the business combination agreement to more clearly disclose the parts of Dyal’s business that are not being acquired.

Response to Comment 9

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 213 and 220 of Amendment No. 1.

Securities and Exchange Commission

February 25, 2021

Unaudited Pro Forma Combined Financial Information, page 193

10.

We note your disclosure that the acquisition of Owl Rock is deemed to be a transaction between entities under common control because the same parties which controlled Owl Rock prior to the Business Combination are expected to have a majority voting interest in Blue Owl. Please tell us the following:

•	The guidance that supports this accounting determination.
•

Why you believe the fact that the same parties which controlled the target (i.e. Owl Rock) prior to the Business Combination are expected to have a majority voting interest in the combined entity (i.e. Blue Owl) is relevant to the accounting determination.

•	How you considered the fact that the entities were not under common control prior to the business combination.

Response to Comment 10

The Registrant believes this conclusion is supported by the analysis required under ASC 805-10-25-4 and 25-5, pursuant to which one of the entities to a transaction shall be identified as the acquirer, and that entity shall be the entity that obtains control of the acquiree.

The Registrant has performed consolidation analyses at the legal entity level in accordance with ASC 810 to determine which entities have obtained controlling financial interests, and has determined that:

—

Owl Rock Capital Partners (i.e., “ORCP”), (the party that controls Owl Rock prior to the Business Combination) would consolidate Blue Owl by applying ASC 810 through its consolidated subsidiary Owl Rock Feeder, as Blue Owl has been determined to be a variable interest entity (“VIE”) for which Owl Rock Feeder is the primary beneficiary;

—

Blue Owl would consolidate Blue Owl Holdings and Blue Owl Carry by applying ASC 810 through its wholly owned and consolidated subsidiary Blue Owl GP, as Blue Owl Holdings and Blue Owl Carry have been determined to be VIEs for which Blue Owl GP is the primary beneficiary; and

—	Blue Owl Holdings and Blue Owl Carry would consolidate all other legal entities making up both of the Owl Rock and Dyal businesses (the “operating entities”) as their sole owner and managing member.

For a diagram of these entities and their relationships, see pages 30-32 of Amendment No. 1– picture in the pro forma.

Therefore, as a result of the Business Combination, there will be no change in control of Owl Rock and Owl Rock Capital Partners will obtain a controlling financial interest in the Registrant (i.e., Blue Owl). As a result, within Blue Owl’s financial statements, Owl Rock (as Owl Rock Capital Partner’s controlled subsidiary before and after the transaction) is deemed the accounting acquirer.

As Owl Rock is deemed the acquirer, the Registrant has also considered the guidance in ASC 801-10-25-1 and determined that because the Registrant does not meet the definition of a business pursuant to paragraph ASC 805-10-55-5A, the transaction between the Registrant and Owl Rock constitutes a reverse asset acquisition in the financial statements of the Registrant (i.e., Blue Owl). However, the Registrant has also considered SEC FRM paragraph 12100 and noted that the accounting for reverse asset acquisitions is in substance the same as a reverse recapitalization.

Securities and Exchange Commission

February 25, 2021

Based on the foregoing, the Registrant determined that Owl Rock is the accounting acquirer and the transaction between the Registrant and Owl Rock should be accounted for as a reverse asset acquisition, which is accounted for similarly to a reverse recapitalization.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 204 of Amendment No. 1 to remove the statement that the transaction is between entities under common control, and replaced it with a more precise description to the effect that the same party that controlled Owl Rock prior to the Business Combination (Owl Rock Capital Partners) is expected to obtain a controlling financial interest in the Registrant (i.e., Blue Owl) as a result of the transaction.

11.

We note your disclosure that Owl Rock is a VIE for which Altimar is the primary beneficiary. Please tell us how you considered the guidance in ASC 805-10-25-5 that states that “in a business combination in which a variable interest entity (VIE) is acquired, the primary beneficiary of that entity always is the acquirer” in determining the appropriate accounting for the business combination. Additionally, please tell us how you considered whether you should account for the business combination as a forward purchase acquisition with Altimar as the accounting acquirer.

Response to Comment 11

The Registrant advises the Staff that it has considered ASC 805-10-25-5 and has performed the analysis required thereby at the legal entity level to determine the appropriate consolidation treatment for each legal entity party to the transaction. As described in the Registrant’s response to Comment 10, although Blue Owl Holdings and Blue Owl Carry are VIEs that are consolidated by a consolidated subsidiary of Blue Owl, Blue Owl is also a VIE whose primary beneficiary is Owl Rock Capital Feeder, a consolidated subsidiary of Owl Rock Capital Partners. Because there was no change in control of Owl Rock, and the party that controls Owl Rock prior to the Business Combination also has control of Blue Owl, Owl Rock meets the definition of the Acquirer under the ASC Glossary for the overall transaction, despite the existence of consolidated VIEs in the overall structure.

In summary, the transaction between Owl Rock and the Registrant does not constitute a business combination because there was no change in control over an entity that meets the definition of a business. As such the guidance under ASC 805-10-25-5 that states “in a business combination in which a variable interest entity (VIE) is acquired, the primary beneficiary of that entity always is the acquirer” is not applicable.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 42 and 204 of Amendment No. 1 to clarify that Owl Rock is deemed to be the accounting acquirer because the same party that controlled Owl Rock prior to the Business Combination (Owl Rock Capital Partners) is expected to obtain a controlling financial interest in the Registrant (i.e., Blue Owl) as a result of the transaction.

12.

Please tell us how you determined that the acquisition of Dyal should be treated as a business combination under ASC 805 and accounted for using the acquisition method. Please tell us all the key facts and circumstances and the accounting guidance that supports your accounting determinations, including addressing the following:

•	If Dyal is a variable interest entity, and if so, how you determined which entity was considered to be the primary beneficiary.

Securities and Exchange Commission

February 25, 2021

•	How you determined which entity was the acquirer.

Response to Comment 12

To determine the appropriate accounting for the acquisition of Dyal, the Registrant first considered whether Dyal constitutes a business under ASC 805. The Registrant concluded that Dyal meets the definition of a business under ASC 805 because:

1)	Substantially all of its fair value is not concentrated in a single identifiable asset or group of similar identifiable assets; and

2)	It is an integrated set of activities that consists of inputs and processes that when applied to the acquired inputs have produced, and can continue to produce, outputs.

The legal entity to which Dyal is being contributed (Blue Owl Holdings and Blue Owl Carry) as a part of the transaction is a VIE, for which Blue Owl GP (a consolidated subsidiary of Blue Owl), as described in the response to Comment 10 above, is the primary beneficiary.

As noted in the responses to Comments 10 and 11 above, because Owl Rock Capital Partners will obtain a controlling financial interest in the Registrant (i.e., Blue Owl), within Blue Owl’s financial statements, Owl Rock is deemed the accounting acquirer of Dyal, and the acquisition of Dyal is accounted for as a business combination within the scope of ASC 805.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 42 and 204 of Amendment No. 1 to clarify that the acquisition of Dyal will be treated as a business combination for which Owl Rock is the accounting acquirer under ASC 805 because Dyal meets the definition of a business and Owl Rock Capital Partners will indirectly obtain control of Dyal through its acquisition of Blue Owl and through Blue Owl’s consolidation of Blue Owl Holdings (including wholly owned subsidiaries representing the Dyal business) under ASC 810.

13.

To more clearly show the impact of the business combination agreement, please revise your pro forma financial information to present the common control acquisition of Owl Rock separately from the Dyal acquisitions. For instance, the presentation could include the following information:

•	Historical financial statements of Altimar,
•	Historical financial statements of Owl Rock,
•	Altimar IPO adjustments,
•	Pro forma transaction accounting adjustments,
•	Pro forma combined Altimar and Owl Rock,
•	Historical financial statements of Dyal,
•	Dyal perimeter adjustments,
•	Dyal PPA adjustments, and
•	Pro forma combined.

Response to Comment 13

In response to the Staff’s comment, the Registrant has revised the pro forma financial information on pages 204-222 to present the recapitalization involving Owl Rock and the Registrant (i.e. Blue Owl) separately from the acquisition of Dyal and has included the information listed by the Staff.

Securities and Exchange Commission

February 25, 2021

Sources and Uses of Funds for the Business Combination, page 200

14.

Please revise to quantify the amount of the earnout payable to certain holders of Class A Units in Owl Rock Group related to a 2018 recapitalization and clarify how that amount is presented in the Uses section of the table and in the pro forma balance sheet.

Response to Comment 14

In response to the Staff’s comment, the Registrant has revised its disclosure on page 211 of Amendment No. 1.

Basis of Presentation , page 201

15.	Please revise to provide additional information regarding what the Autonomous Entity Adjustments represent and where they are presented in the pro forma financial statements.

Response to Comment 15

In response to the Staff’s comment, and after further consideration, the Registrant has determined there are no Autonomous Entity Adjustments to the pro forma financial statements. The Registrant has revised the Basis of Presentation within the pro forma financial information to reflect this.

Note 3 – Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 203

16.

Please revise adjustment (a) to provide additional detail regarding the investments and non-controlling interests of Dyal that will not be acquired or refer to the section of the filing that provides this information.

Response to Comment 16

In response to the Staff’s comment, the Registrant has revised adjustment (a) and (ee) on pages 213 and 220 of Amendment No. 1 to provide additional detail and further information regarding the investments and non-controlling interests of Dyal that will not be acquired by Blue Owl.

17.

Please revise adjustment (f) to provide a full purchase price allocation analysis that more clearly shows the recognition and calculation of goodwill measured as the excess of (a) over (b) as described in ASC 805-30-30-1 and as illustrated in ASC 805-10-55-41.

Response to Comment 17

In response to the Staff’s comment, the Registrant has revised adjustment (e) on pages 213-215 of Amendment No. 1 to provide a full purchase price allocation analysis that clearly shows the recognition and calculation of goodwill measures as the excess of (a) over (b) as described in ASC 805-30-30-1 and as illustrated in ASC 805-10-55-41.

18.

Please ensure that each Dyal PPA Adjustment included in the pro forma balance sheet can be clearly traced to a note which provides appropriate context to understand the reason and nature of the adjustment and detail to understand how it is calculated. For example, provide this information related to the $59,901 APIC adjustment (f) and the ($4,715,941) APIC adjustment (n).

Securities and Exchange Commission

February 25, 2021

Response to Comment 18

In response to the Staff’s comment, the Registrant has revised adjustments (e) and (m) on pages 213-215 and 218 of Amendment No. 1 to provide further context regarding the reason for and nature of the Dyal PPA adjustments, as well as further detail on the calculations.

19.	Please revise adjustment (f) to discuss how you determined the fair value of the earnout amount recognized as consideration and as an adjustment to additional paid-in capital.

Response to Comment 19

In response to the Staff’s comment, the Registrant has revised adjustment (e) on pages 213-215 of Amendment No. 1 to describe the determination of the fair value of the earnout amount recognized as consideration and as an adjustment to additional paid-in capital.

20.

We note that in adjustment (g) you recognize a liability and a decrease in APIC related to the Tax Receivable Agreement in the Owl Rock common control transaction. Please tell us the guidance that supports your presentation.

Response to Comment 20

In response to the Staff’s comment, the Registrant advises the Staff that it referred to ASC 740-20-45-11 (g), which states that: “All changes in the tax bases of assets and liabilities caused by transactions among or with shareholders shall be included in equity including the effect of valuation allowances initially required upon recognition of any related deferred tax assets. Changes in valuation allowances occurring in subsequent periods shall be included in the income statement.”

When payments are made from Blue Owl (or its subsidiaries) pursuant to the Tax Receivable Agreement (“TRA”), the applicable tax regulations consider the payments additional consideration related to the original transaction which gave rise to the tax attribute being utilized, resulting in additional tax basis adjustments equal to the TRA payments made. The tax effects of this temporary difference will be recorded as an increase to deferred tax assets. Based on the guidance in ASC 740-20-45-11 (g), the difference between the liability generated by the TRA and the related deferred tax asset is recognized in APIC. The Registrant has revised adjustment (f) of the unaudited pro forma condensed consolidated balance sheet on pages 215-216 of Amendment No. 1 to address this analysis.

21.	Please revise to more clearly disclose how the non-controlling interest adjustments of ($5,817,139) and ($5,960,240) presented in the table at the bottom of page 205 are determined.

Response to Comment 21

In response to the Staff’s comment, the Registrant has revised adjustment (j) on pages 216-218 of Amendment No. 1 to more clearly disclose how the non-controlling interest adjustments presented in the table are determined and to update the calculation for annual financial information.

Business of Blue Owl, page 222

22.

Please revise to compare and contrast the characteristics of permanent capital vehicles, long-dated private funds and managed accounts so an investor clearly understands the key differences among each and how they impact your current and future financial results.

Securities and Exchange Commission

February 25, 2021

Response to Comment 22

In response to the Staff’s comment, the Registrant has revised its disclosure on page 234 of Amendment No. 1 to more clearly describe the differences between the various vehicles.

Our Market Opportunity, page 227

23.

Please indicate whether you or any of the parties connected to this business combination have any relationship with Preqin Ltd. Also indicate whether you or any of these related parties have contributed to the funding of any of Preqin’s reports or studies referred to in this registration statement.

Response to Comment 23

The Registrant advises the Staff that while it does not have a relationship with Preqin Ltd. (“Preqin”), HPS, an affiliate of the Sponsor, subscribes to the Preqin databases which are an industry resource for information such as investor and fund profiles, deal information, performance data and industry benchmarks, active searches and contact details. HPS has not contributed to the funding of any of Preqin’s reports or studies referred to in the Registration Statement. Similar to HPS, affiliates of Owl Rock also subscribe to the Preqin databases and may purchase additional reports that they offer. Neither Owl Rock nor its affiliates have contributed to the funding of any of Preqin’s reports or studies referred to in the Registration Statement. Similar to HPS, Neuberger and Dyal also subscribe to the Preqin databases and may purchase additional reports that they offer. Neither Neuberger nor Dyal have contributed to the funding of any of Preqin’s reports or studies referred to in the Registration Statement.

Owl Rock’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 256

24.

As disclosed on page F-45, waived fees totaled $123.5 million for the nine months ended September 30, 2020. Noting the material impact these amounts had on revenues, please revise your MD&A to provide information regarding your fee waiver program to inform investors about the quality of, and potential variability of, your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response to Comment 24

In response to the Staff’s comment, the Registrant has revised its disclosure on page 284 of Amendment No. 1 to include information regarding the fee waiver for Owl Rock Capital Corporation.

Non-GAAP Financial Measures, page 262

25.

For each adjustment in your reconciliation to fee related earnings on page 273 (i.e. long term deferred compensation costs back out, deferred distribution cost add back, contribution from Class A investors add back, net loss attributable to non-controlling interests add back), please revise to clarify why the adjustment is needed and appropriate in assessing your core operating results. Please especially detail why long term deferred compensation is not considered part of your core operating results.

Response to Comment 25

In response to the Staff’s comment, the Registrant has revised its disclosure on page 276 of Amendment No. 1 to clarify why the adjustment is needed and appropriate in assessing our core operating results. Furthermore, the Registrant has revised the reconciliation of fee related earnings to exclude long term deferred compensation.

Securities and Exchange Commission

February 25, 2021

26.

For each material adjustment in your reconciliation to distributable earnings on page 273 (i.e. long term deferred compensation costs back out, deferred distribution cost add back, contribution from Class A investors add back, net loss attributable to non-controlling interests add back), please revise to clarify why the adjustment is needed and appropriate in assessing your ability to make dividend payments.

Response to Comment 26

In response to the Staff’s comment, the Registrant has revised its disclosure on page 276 of Amendment No. 1 to clarify why the adjustment is needed and appropriate in assessing our ability to make dividend payments.

27.

Considering the significant number of material adjustments in your reconciliation to Adjusted EBITDA on page 273, please revise to clarify why you believe characterizing this performance measure as a measure of EBITDA is useful for investors and appropriate. Please tell us why a characterization of this performance measure as adjusted earnings is not more accurate and appropriate.

Response to Comment 27

The Registrant respectfully advises the Staff that it continues to believe that “Adjusted EBITDA” is useful for investors and appropriate. As implied by its title, the measure reflects the Registrant’s earnings, or net income (loss) before taxes, before interest expense, income tax expense (benefit) and depreciation and amortization. The measure further reflects a number of adjustments, as set forth in the reconciliation table on page 288 of Amendment No. 1. The Registrant has elected to present these adjustments in connection with the reconciliation of another non-GAAP measure, Distributable Earnings, to net income (loss) before taxes. The Registrant believes that its presentation of Adjusted EBITDA — reconciling Adjusted EBITDA to Distributable Earnings and Distributable Earnings to net income (loss) before taxes — helps investors to more effectively analyze underlying trends in its business, evaluate the performance of its business both on an absolute basis and relative to its peers and the broader market, and evaluate the Registrant’s ability to take other actions, such as making strategic investments and reducing net debt by excluding certain items that may not be indicative of core operating results. Further, while the Registrant recognizes that definitions and presentations of Adjusted EBITDA may not be uniform, it respectfully advises the Staff that its definition and presentation is accepted among the Registrant’s peer set and that its definition is qualitatively consistent with definitions of Adjusted EBITDA more generally. As such, the Registrant continues to believe that Adjusted EBITDA is an appropriate and useful title.

28.	Please revise to clarify what the contributions from Class A investors represent and why you consider them to be revenue in your Adjusted Revenue non-GAAP measure.

Response to Comment 28

In response to the Staff’s comment, the Registrant has revised its disclosure on page 276 of Amendment No. 1 to exclude contributions from Class A investors for purposes of calculating Adjusted Revenue.

Operating Metrics – Assets Under Management, page 263

29.

Please revise to include a roll forward, for all periods presented, of assets under management (AUM) and fee paying assets under management (FPAUM) showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, new funds established, acquisitions/dispositions of existing funds, etc., to arrive at an ending balance. Please disaggregate the roll forwards by the fund categories, strategy, type, products, etc., if meaningful to understand your business or financial results. Please also identify significant trends or concentrations your AUM and FPAUM and discuss the causal factors for the trends. Refer to Item 303(a)(3) of Regulation S-K.

Response to Comment 29

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 278-9 of Amendment No. 1 to present the period-to-period roll forward of fee earning AUM and a break-out of FPAUM by its respective components that we believe are meaningful to understanding our business at each period on a strategy basis. The Registrant has also revised its disclosure on page 280 of Amendment No. 1 to discuss significant trends or concentrations and their causal factors.

30.	Please revise to disclose your AUM and FPAUM by investment strategy for each period presented.

Securities and Exchange Commission

February 25, 2021

Response to Comment 30

The Registrant directs the Staff to the Registrant’s response to Comment 29 and advises the Staff that in the revised disclosure referenced in such response it has provided a roll forward of AUM and FPAUM in response to the Staff’s comment.

Available Capital and AUM Not Yet Paying Fees, page 265

31.	Please revise to disclose any expected timeframe of deployment for your AUM not yet paying fees to allow an investor to better understand how this AUM will impact future financial results.

Response to Comment 31

In response to the Staff’s comment, the Registrant has revised its disclosure on page 281 of Amendment No. 1 to disclose the expected deployment rate of available capital.

Components of Consolidated Results of Operations, page 268

32.

Noting the material amounts of “Administrative, transaction and other fees” as compared to total revenues, please revise to separately present any quantitatively significant type of Administrative, transaction and other fees in your income statement presentation for all periods presented.

Response to Comment 32

In response to the Staff’s comment, the Registrant has revised its disclosure on page 285 of Amendment No. 1 to quantitatively disclose the components of administrative, transaction and other fees.

Critical Accounting Estimates, page 279

33.

We note your disclosure that there have been no material changes to the critical accounting estimates previously disclosed in your audited financial statements. Please revise here and in the MD&A of Dyal to provide enhanced discussion and analysis of critical accounting estimates and assumptions that:

•	identifies your critical accounting estimates or assumptions,
•	supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements, and
•	provides greater insight into the quality and variability of information regarding financial condition and operating performance.

For further guidance, refer to Release No. 33-8350 Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response to Comment 33

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 294-296 and 316-318 of Amendment No. 1 to enhance the discussion and analysis of critical accounting estimates and assumptions.

Securities and Exchange Commission

February 25, 2021

The Business Services Platform Overview, page 284

34.

Please revise to quantify the amount of revenue earned for each period presented, clarify where the revenue is presented and provide additional discussion regarding how the Business Services platform impacts your financial results.

Response to Comment 34

In response to the Staff’s comment, the Registrant has revised its disclosure on page 301 of Amendment No. 1.

Operating Metrics – Assets Under Management, page 288

35.

Please revise to include a roll forward, for all periods presented, of assets under management (AUM) and fee paying assets under management (FPAUM) showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, new funds established, acquisitions/dispositions of existing funds, etc., to arrive at an ending balance. Please disaggregate the roll forwards by the fund categories, strategy, type, products, etc., if meaningful to understand your business or financial results. Please identify significant trends or concentrations in your AUM and FPAUM and discuss the causal factors for the trends. Refer to Item 303(a)(3) of Regulation S-K.

Response to Comment 35

The Registrant respectfully submits that as presented in the Registration Statement, with respect to Dyal’s funds, “assets under management” or “AUM” represents the sum of capital commitments. Similarly, for Dyal’s products, FPAUM is equal to the sum of the investor capital base from which Dyal earns management and/or performance income, which varies among the Dyal funds. For Dyal’s GP Minority Equity Investments strategy, FPAUM is generally equal to capital commitments during the investment period and the cost of unrealized investments after the investment period. For Dyal’s other strategies, FPAUM is generally equal to investment cost. The investor capital base upon which fees are charged is defined within the respective agreements.

Therefore, gross inflows, gross outflows, market appreciation/depreciation, and acquisitions/dispositions of existing funds do not impact the calculation of AUM or FPAUM with respect to the Dyal funds. In response to the Staff’s comment, the Registrant has revised its disclosure on pages 305 and 306 of Amendment No. 1 to include a roll forward for all periods presented, of AUM and FPAUM, which disaggregates changes in AUM and FPAUM during the period presented.

In addition, the Registrant has revised its disclosure on pages 305-307 of Amendment No. 1, to identify significant trends in the Dyal funds’ AUM and FPAUM and to discuss the causal factors for the trends.

36.	Please revise to disclose your AUM and FPAUM by investment strategy and by any other meaningful metric for each period presented to allow an investor to understand your business and financial trends.

Response to Comment 36

In response to the Staff’s comment, the Registrant has revised its disclosure on page 306 of Amendment No. 1.

Securities and Exchange Commission

February 25, 2021

Results of Operations, page 291

37.	Noting its apparent material impact on your management fees, please revise your discussion to quantify the amount of catch-up fees recognized for each period presented.

Response to Comment 37

In response to the Staff’s comment, the Registrant has revised its disclosure on page 309 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 310

38.

We note your disclosures that Altimar is affiliated with HPS Investment Partners and Dyal Fund IV’s interest in an affiliate of HPS. Please revise this section, or elsewhere in the filing where appropriate to include a discussion that further explains the various connections and related party transactions between any and all of the relevant parties to the many corporate transactions involved in the business combination.

Response to Comment 38

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 338-339 of Amendment No. 1.

Note 1. Organization and Business Description, page F-35

39.

We note your disclosure that FIC Interests are an equity interest in the Group. Please revise to clearly state, if true, that FIC Interests are not recognized or presented in the carve-out financial statements of Owl Rock Capital.

Response to Comment 39

In response to the Staff’s comment, the Registrant has revised its disclosure on page F-26 of Amendment No. 1 to clearly sate that FIC interest are not presented in the carve-out financial statements of Owl Rock Capital.

Expense Support Agreement, page F-45

40.	Please revise to clarify, if true, that the amounts referred to as “Expense Support” have not be reimbursed at period end.

Response to Comment 40

In response to the Staff’s comment, the Registrant has revised its disclosure on page F-36 of Amendment No. 1 to clarify that the amounts referred to as Expense Support have not been reimbursed at period end.

Independent Auditor’s Report, page F-79

41.

Please revise to provide an audit report stating that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and includes all relevant elements noted in PCAOB Auditing Standard 3101 including paragraph 9 or tell us why the current audit report is appropriate and include supporting guidance.

Securities and Exchange Commission

February 25, 2021

Response to Comment 41

In response to the Staff’s comment, the Registrant respectfully advises the Staff that because Owl Rock was deemed to be both the predecessor and accounting acquirer (for reasons described on page 205 of Amendment No. 1), the inclusion of Dyal’s financial statements within the Registration Statement are done so pursuant to SEC S-X Rule 3-05 as financial statements of an acquired business. For the periods covered by Dyal’s financial statements, it is a non-issuer. As such, an audit conducted in accordance with the standards of the American Institute of Certified Public Accountants (AICPA) is appropriate, pursuant to the guidance within SEC FRM Paragraph 4110.5, table rows 5 and 6, which states that the auditor’s report over the financial statements of a non-issuer entity whose financial statements are filed to satisfy Rule 3-05 does not need to refer to PCAOB standards.

Note 4. Variable Interest Entities, page F-90

42.	We note your disclosure that you consolidate certain entities in which you are determined to be the primary beneficiary. Please revise to disclose the information required by ASC 810-10-50-3.

Response to Comment 42

In response to the Staff’s comment, the Registrant has revised its disclosure on pages F-52 and F-53 of Amendment No. 1.

Exhibits

43.

Please file the form of Preliminary Proxy Card with the next amendment. Please also file before effectiveness the agreements, such as the Tax Receivables Agreement, which are disclosed under Certain Relationships and Related Party Transactions, or advise.

Response to Comment 43

In response to the Staff’s comment, the Registrant has filed the form of Preliminary Proxy Card as Exhibit 99.1 to Amendment No. 1. The Registrant respectfully advises the Staff that the Tax Receivables Agreement was included in Annex D to the Registration Statement that was filed on January 4, 2021.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309 or David A. Curtiss at (212) 373-3146.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission Michael Volley Amit Pande

Altimar Acquisition Corporation Tom Wasserman Wendy Lai

Paul, Weiss, Rifkind, Wharton & Garrison LLP Raphael M. Russo David A. Curtiss